Exhibit 99.1

IR-219

CNinsure Reports Third Quarter 2016 Unaudited Financial Results

—	Quarterly Net Revenues Beat Guidance, Up 66.3%

GUANGZHOU, November 21, 2016 (GLOBE NEWSWIRE) -- CNinsure Inc., (Nasdaq: CISG), (the "Company" or "CNinsure"), a leading independent online-to-offline ("O2O") financial services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 20161.

Financial Highlights for Third Quarter of 2016:

(In thousands, except per ADS)	2015 Q3 (RMB)	2016 Q3 (RMB)	2016 Q3 (US$)	Change %
Total net revenues	716,744	1,192,242	178,787	66.3
Operating income	22,548	7,524	1,128	-66.6
Marketing campaign expenses[2]	269	108,031	16,200	40,060.2
Net income attributable to the Company’s shareholders	41,876	32,093	4,813	-23.4
Basic net income per ADS	0.73	0.55	0.08	-24.1

Key Operational Metrics for CNinsure's Online Initiatives for the Third Quarter of 2016:

●	CNpad Mobile Application ("CNpad App") - Our proprietary mobile sales support system:

➢	CNpad App has been downloaded and activated 165,638 times as of September 30, 2016, as compared to 136,909 times as of June 30, 2016 and 93,230 times as of September 30, 2015;

➢	The number of active users[3] of CNpad App was 36,219 in the third quarter of 2016, as compared to 28,675 in the second quarter of 2016 and 30,752 in the third quarter of 2015;

[1]	This announcement contains currency conversions of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.6685 to US$1.00, the effective noon buying rate as of September 30, 2016 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Marketing campaign expenses are defined as expenses related to targeted marketing activities to promote sales in order to gain more market shares, which is in line with the Company's long term growth strategy. Such expenses are included in selling expenses in the unaudited condensed consolidated income and comprehensive income.
[3]	Active users are defined as users who made at least one purchase through CNpad App during the specified period.

➢	Insurance premiums generated through CNpad App were approximately RMB976.1 million (US$146.6 million) in the third quarter of 2016, as compared to RMB 750.2 million in the second quarter of 2016 and RMB795.7 million in the third quarter of 2015. Total insurance premiums generated through CNpad App accounted for 26.6% of our total insurance premiums in the third quarter of 2016 as compared to 22.0% in the second quarter of 2016 and 33.0% in the third quarter of 2015.

●	eHuzhu - Our online non-profit mutual aid platform:

➢	The number of registered members was approximately 1.1 million as of September 30, 2016, as compared to 872,922 as of June 30, 2016 and 540,000 as of September 30, 2015.

●	Baoxian.com - Our online insurance platform:

➢	The number of registered customer accounts was 493,120 in the third quarter of 2016, as compared to approximately 375,000 in the second quarter of 2016 and approximately 268,000 in the third quarter of 2015;

➢	The number of active customer accounts[4] was 53,386 in the third quarter of 2016, as compared to 24,727 in the second quarter of 2016 and 13,469 in the third quarter of 2015;

➢	Insurance premiums generated on or through Baoxian.com was RMB19.4 million (US$2.9 million) in the third quarter of 2016, as compared to RMB19.3 million in the second quarter of 2016 and RMB10.6 million in the third quarter of 2015. The moderate increase was primarily due to lower average purchase per active customer despite a significant increase in the number of active customer accounts.

Operating Data:

●	As of September 30, 2016, CNinsure’s distribution network consisted of 608 sales outlets operating in 21 provinces, compared with 409 sales outlets operating in 17 provinces as of September 30, 2015. Its claims adjusting service network covered 29 provinces with 153 service outlets as of September 30, 2016, compared with 161 service outlets in 27 provinces as of September 30, 2015. CNinsure had 190,261 sales agents and 1,347 professional claims adjustors as of September 30, 2016, compared with 93,240 sales agents, and 1,447 professional claims adjustors as of September 30, 2015.

Commenting on the third quarter of 2016 financial results, Mr. Chunlin Wang, chief executive officer of CNinsure, stated, "We continued to record accelerated growth for the third quarter of 2016, with insurance premiums growing 52.0% year-over-year and revenues increasing 66.3% year-over-year, leading to RMB7.5 million (US$1.1 million) in operating profit."

"Our positive operating profit in the third quarter of 2016, compared to an operating loss of RMB8.2 million in the second quarter of 2016, exceeded our expectations. We believe this growth was attributable to 1) the positive results of our marketing strategy in propelling the growth of both our property and casualty (P&C) insurance and our life insurance businesses; and 2) improvements in our internet technology, which led to improved back-office efficiency and cost reductions in operating costs."

[4]	Active customer accounts are defined as customer accounts that made at least one purchase directly through www.baoxian.com or its mobile application during the specified period.

Financial Results for the Third Quarter of 2016

Total net revenues were RMB1.2 billion (US$178.8 million) for the third quarter of 2016, representing an increase of 66.3% from RMB716.7 million for the corresponding period in 2015.

●	Net revenues for the insurance agency business were RMB978.4 million (US$146.7 million) for the third quarter of 2016, representing an increase of 79.9% from RMB543.8 million for the corresponding period in 2015. The increase was primarily driven by a 56.8% increase in net revenues derived from the P&C insurance agency business, from RMB456.2 million for the third quarter of 2015 to RMB715.2 million (US$107.2 million) for the third quarter of 2016, and a 200.5% increase in net revenues derived from the life insurance agency business, from RMB87.6 million for the third quarter of 2015 to RMB263.2 million (US$39.5 million) for the third quarter of 2016. The growth of the P&C insurance agency business was primarily due to a 46.9% growth in insurance premiums as a result of enhanced marketing efforts. The increase in net revenues generated from the life insurance agency business was primarily due to a 216.0% increase in commissions derived from new long-term life insurance policy sales, primarily driven by the successful implementation of our cross-selling strategy and enhanced marketing efforts. Revenues generated from the insurance agency business accounted for 82.1% of total net revenues in the third quarter of 2016.

●	Net revenues for the insurance brokerage business were RMB129.1 million (US$19.4 million) for the third quarter of 2016, representing an increase of 41.9% from RMB91.0 million for the corresponding period in 2015. Revenues generated from the insurance brokerage business accounted for 10.8% of total net revenues in the third quarter of 2016.

●	Net revenues for the claims adjusting business were RMB84.7 million (US$12.7 million) for the third quarter of 2016, representing an increase of 3.4% from RMB81.9 million for the corresponding period in 2015. Revenues generated from the claims adjusting business accounted for 7.1% of total net revenues in the third quarter of 2016.

Total operating costs and expenses were RMB1.2 billion (US$177.7 million) for the third quarter of 2016, representing an increase of 70.7% from RMB694.2 million for the corresponding period in 2015.

●	Total operating costs were RMB912.5 million (US$136.8 million) for the third quarter of 2016, representing an increase of 67.7% from RMB544.1 million for the corresponding period in 2015. The increase was primarily due to sales growth.

➢	Costs of insurance agency business were RMB760.2 million (US$114.0 million) for the third quarter of 2016, representing an increase of 79.3% from RMB424.0 million for the corresponding period in 2015, primarily driven by a 57.8% increase in costs for the P&C insurance agency business from RMB366.5 million for the third quarter of 2015 to RMB578.3 million (US$86.7 million) for the third quarter of 2016, and a 216.0% increase in costs for the life insurance agency business from RMB57.5 million for the third quarter of 2015 to RMB181.9 million (US$27.3 million) for the third quarter of 2016. The increase in costs for the P&C insurance agency business largely tracked sales growth and an increase in average commission level paid to sales agents in the market driven by increased competition in the auto insurance market. Costs for the life insurance agency business increased in line with revenues growth in the third quarter of 2016. Costs incurred by the insurance agency business accounted for 83.3% of total operating costs in the third quarter of 2016.

➢	Costs of insurance brokerage business were RMB103.5 million (US$15.5 million) for the third quarter of 2016, representing an increase of 42.9% from RMB72.5 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the insurance brokerage business accounted for 11.3% of total operating costs in the third quarter of 2016.

➢	Costs of claims adjusting business were RMB48.8 million (US$7.3 million) for the third quarter of 2016, representing an increase of 2.6% from RMB47.6 million for the corresponding period in 2015. The increase was primarily due to sales growth. Costs incurred by the claims adjusting business accounted for 5.4% of total operating costs in the third quarter of 2016.

●	Selling expenses were RMB154.1 million (US$23.1 million) for the third quarter of 2016, representing an increase of 427.1% from RMB29.2 million for the corresponding period in 2015, primarily attributable to RMB108.0 million (US$16.2 million) in marketing expenses in the third quarter of 2016.

●	General and administrative expenses were RMB118.2 million (US$17.7 million) for the third quarter of 2016, representing a decrease of 2.3% from RMB120.9 million for the corresponding period in 2015. The decrease was primarily due to decreases in share-based compensation expenses.

As a result of the preceding factors, we had an operating income of RMB7.5 million (US$1.1 million) for the third quarter of 2016, representing a decrease of 66.6% from RMB22.5 million for the corresponding period in 2015.

Operating margin was 0.6% for the third quarter of 2016, compared with 3.1% for the corresponding period in 2015.

Investment income was RMB18.4 million (US$2.8 million) for the third quarter of 2016, representing an increase of 77.2% from RMB10.4 million for the corresponding period in 2015. The investment income represented yields from short-term investments in financial products which mainly consist of inter-bank deposits or collective trust products with a term of half a year to two years and interest payments on a quarterly, semi-annual or annual basis. Our investment income fluctuates from quarter to quarter because these investments are classified as available for sales and investment income is recognized when received.

Interest income was RMB0.2 million (US$33,000) for the third quarter of 2016, representing a decrease of 98.3% from RMB12.9 million for the corresponding period in 2015. The decrease in interest income was primarily due to decrease in term deposits as a result of an increase in short-term investments.

Income tax expense was RMB5.8 million (US$0.9 million) for the third quarter of 2016, representing an increase of 45.9% from RMB4.0 million for the corresponding period in 2015. The increase was primarily due to the relatively low income tax expense incurred in the corresponding period in 2015 as a result of non-taxable capital gains generated from the disposal of Chetong.net and the utilization of tax loss carryforward previously recognized as deferred tax allowance. The effective tax rate for the third quarter of 2016 was 20.2% compared with 8.1% for the corresponding period in 2015.

Share of income of affiliates was RMB13.1 million (US$2.0 million) for the third quarter of 2016, representing an increase of 219.5% from RMB4.1 million for the corresponding period in 2015, mainly attributable to an increase in profits from Sincere Fame International Limited, in which the Company owns 20.6% of the equity interests.

Net income attributable to the Company’s shareholders was RMB32.1 million (US$4.8 million) for the third quarter of 2016, representing a decrease of 23.4% from RMB41.9 million for the corresponding period in 2015.

Net margin was 2.7% for the third quarter of 2016 compared with 5.8% for the corresponding period in 2015.

Basic and diluted net income per ADS were RMB0.55 (US$0.08) and RMB0.53 (US$0.08) for the third quarter of 2016, respectively, representing respective decreases of 24.1% and 24.1% from RMB0.73 and RMB0.70 for the corresponding period in 2015.

As of September 30, 2016, the Company had RMB231.5 million (US$34.7 million) in cash and cash equivalents.

Business Outlook

CNinsure expects its total net revenues to grow by approximately 40% for the fourth quarter of 2016 compared with the corresponding period in 2015. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss its third quarter 2016 financial results as per the following details.

Time: 8:00 PM Eastern Time on November 21, 2016

      or 9:00 AM Beijing/Hong Kong Time on November 22, 2016

The toll free dial-in numbers:

United States	1-855-500-8701
United Kingdom	0800-015-9724
France	0800-918-648
Germany	0800-184-4876
Australia	1-300-713-759
Canada	1-855-757-1565
Taiwan	0080-665-1951
Hong Kong	800-906-606

The toll dial-in numbers:

China (Mainland)	400-120-0654
Singapore & Other Areas	+65-6713-5440

Conference ID #: 12420951

Additionally, a live and archived web cast of this call will be available at: http://ir.cninsure.net/events.cfm

About CNinsure Inc.

CNinsure Inc. is a leading independent online-to-offline financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals and businesses, including property and casualty and life insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations.

Our online platforms include (1) CNpad, a mobile sales support application, (2) Baoxian.com, an online entry portal for comparing and purchasing health, accident, travel and homeowner insurance products; and (3) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China. Our extensive distribution and service network covers 29 provinces in China, including most economically developed regions and cities.

For more information about CNinsure Inc., please visit http://ir.cninsure.net/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of the date hereof, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2015	2016	2016
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	1,115,266	231,512	34,717
Restricted cash	17,585	26,721	4,007
Short term investments	2,026,256	2,656,500	398,366
Accounts receivable, net	241,264	440,701	66,087
Insurance premium receivables	1,526	756	113
Other receivables	51,828	50,129	7,517
Amounts due from related parties	36,508	32,654	4,897
Other current assets	22,828	34,177	5,125
Total current assets	3,513,061	3,473,150	520,829

Non-current assets:
Property, plant, and equipment, net	34,145	30,370	4,554
Goodwill and intangible assets, net	153,182	190,349	28,545
Deferred tax assets	1,658	14,427	2,163
Investment in affiliates	284,194	279,725	41,947
Other non-current assets	28,188	28,188	4,227
Total non-current assets	501,367	543,059	81,436
Total assets	4,014,428	4,016,209	602,265

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2015	2016	2016
	RMB	RMB	US$
LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities ("VIEs") without recourse to CNinsure Inc. of RMB4,141 and nil as of December 31, 2015 and September 30, 2016, respectively)	160,891	196,031	29,397
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,680 and nil as of December 31, 2015 and September 30, 2016, respectively)	5,187	5,485	823
Other payables and accrued expenses (including other payables and accrued expense of the consolidated VIEs without recourse to CNinsure Inc. of RMB5,720 and nil as of December 31, 2015 and September 30, 2016, respectively)	213,562	283,931	42,578
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB1,625 and nil as of December 31, 2015 and September 30, 2016, respectively)	48,150	47,975	7,194
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB1,152 and nil as of December 31, 2015 and September 30, 2016, respectively)	60,658	77,211	11,578
Total current liabilities	488,448	610,633	91,570

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of September 30,	As of September 30,
	2015	2016	2016
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	70,354	71,412	10,709
Deferred tax liabilities	22,057	14,687	2,202
Total non-current liabilities	92,411	86,099	12,911
Total liabilities	580,859	696,732	104,481

Ordinary shares	8,592	8,652	1,297
Additional paid-in capital	2,454,244	2,301,261	345,094
Statutory reserves	302,115	301,681	45,240
Retained earnings	871,356	954,243	143,097
Accumulated other comprehensive loss	(50,048)	(79,585)	(11,935)
Subscription receivables	(268,829)	(276,743)	(41,500)
Total CNinsure Inc. shareholders’ equity	3,317,430	3,209,509	481,293
Non-controlling interests	116,139	109,968	16,491
Total equity	3,433,569	3,319,477	497,784
Total liabilities and equity	4,014,428	4,016,209	602,265

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$

Net revenues:
Agency	543,846	978,438	146,725	1,486,908	2,526,767	378,911
Brokerage	90,969	129,116	19,362	274,164	406,654	60,981
Claims adjusting	81,929	84,688	12,700	207,233	232,739	34,901
Total net revenues	716,744	1,192,242	178,787	1,968,305	3,166,160	474,793
Operating costs and expenses:
Agency	(424,048)	(760,188)	(113,997)	(1,160,911)	(1,974,227)	(296,052)
Brokerage	(72,415)	(103,452)	(15,514)	(218,255)	(324,474)	(48,658)
Claims adjusting	(47,621)	(48,838)	(7,324)	(128,679)	(142,537)	(21,375)
Total operating costs	(544,084)	(912,478)	(136,835)	(1,507,845)	(2,441,238)	(366,085)
Selling expenses	(29,231)	(154,085)	(23,106)	(86,670)	(403,612)	(60,525)
General and administrative expenses	(120,881)	(118,155)	(17,718)	(328,095)	(341,966)	(51,281)
Total operating costs and expenses	(694,196)	(1,184,718)	(177,659)	(1,922,610)	(3,186,816)	(477,891)
Income (loss) from operations	22,548	7,524	1,128	45,695	(20,656)	(3,098)
Other income, net:
Investment income	10,358	18,352	2,752	44,738	64,584	9,685
Interest income	12,947	220	33	48,028	6,573	986
Others, net	3,062	2,377	357	8,009	8,713	1,307
Income before income taxes and income of affiliates	48,915	28,473	4,270	146,470	59,214	8,880
Income tax expense	(3,950)	(5,765)	(864)	(16,989)	(7,842)	(1,176)
Share of income of affiliates	4,087	13,059	1,958	24,444	34,398	5,158
Net income	49,052	35,767	5,364	153,925	85,770	12,862
Less: net gain (loss) attributable to noncontrolling interests	7,176	3,674	551	(1,072)	3,318	498
Net income attributable to the Company’s shareholders	41,876	32,093	4,813	154,997	82,452	12,364

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.04	0.03	0.00	0.13	0.07	0.01
Diluted	0.03	0.03	0.00	0.13	0.07	0.01
Net income per ADS:
Basic	0.73	0.55	0.08	2.69	1.42	0.21
Diluted	0.70	0.53	0.08	2.58	1.37	0.20

Shares used in calculating net income per share:
Basic	1,151,945,764	1,163,302,341	1,163,302,341	1,151,327,395	1,159,295,688	1,159,295,688
Diluted	1,200,958,840	1,212,231,308	1,212,231,308	1,202,347,993	1,207,220,255	1,207,220,255
Net income	49,052	35,767	5,364	153,925	85,770	12,862
Other comprehensive income, net of tax: Foreign currency translation adjustments	5,318	4,431	664	5,143	9,328	1,399
Share of other comprehensive loss of affiliates, net of tax	—	(10,505)	(1,575)	—	(38,866)	(5,828)
Comprehensive income	54,370	29,693	4,453	159,068	56,232	8,433
Less: Comprehensive income ( loss) attributable to the noncontrolling interests	7,176	3,674	551	(1,072)	3,318	498
Comprehensive income attributable to the CNinsure Inc’s shareholders	47,194	26,019	3,902	160,140	52,914	7,935

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For The Three Months Ended			For The Nine Months Ended
	September 30,			September 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	49,052	35,767	5,364	153,925	85,770	12,862
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	3,469	3,529	529	14,308	10,204	1,530
Amortization of intangible assets	2,620	8,806	1,321	9,301	11,432	1,714
Allowance for doubtful receivables	2,291	1,577	236	2,903	542	81
Compensation expenses associated with stock options	6,190	—	—	14,824	4,937	740
Investment income	(10,152)	(13,907)	(2,085)	(29,739)	(37,926)	(5,687)
Loss on disposal of property, plant and equipment	22	99	15	17	101	15
Share of income of affiliates	(4,087)	(13,059)	(1,958)	(24,444)	(34,398)	(5,158)
Changes in operating assets and liabilities	6,908	6,784	1,016	(33,191)	(66,332)	(9,947)
Net cash generated from (used in) operating activities	56,313	29,596	4,438	107,904	(25,670)	(3,850)

Cash flows used in investing activities:
Purchase of property, plant and equipment	(1,654)	(3,523)	(528)	(3,818)	(7,540)	(1,131)
Proceeds from disposal of property and equipment	63	—	—	380	48	7
Purchase of short term investments	(405,000)	(1,689,500)	(253,355)	(955,000)	(6,541,800)	(981,000)
Proceeds from disposal of short term investment	22,300	1,703,007	255,381	290,787	5,946,400	891,715
Acquisition of subsidiary, net of cash	—	(4,185)	(628)	—	(4,185)	(628)
Disposal of subsidiaries, net of cash	18,892	50	7	15,476	29,376	4,405
Increase in restricted cash	(2,251)	(4,148)	(622)	(8,336)	(9,136)	(1,370)
Purchase of intangible assets	—	(40,000)	(5,998)	—	(60,000)	(8,997)
Addition in investment in non-current assets	(9,000)	—	—	(10,000)	—	—
Decrease in amounts due from related parties	27,712	—	—	111,939	—	—
Net cash used in investing activities	(348,938)	(38,299)	(5,743)	(558,572)	(646,837)	(96,999)

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Nine Months Ended
	September 30,			September 30,
	2015	2016	2016	2015	2016	2016
	RMB	RMB	US$	RMB	RMB	US$
Cash flows used in financing activities:
Acquisition of additional interests in subsidiaries	(45,500)	(138,774)	(20,810)	(153,500)	(213,534)	(32,021)
Dividend distributed to noncontrolling interests	—	—	—	(2,450)	—	—
Increase in capital injection by noncontrolling interests	17,000	—	—	17,000	—	—
Repurchase of ordinary shares	(6,276)	—	—	(6,276)	—	—
Proceeds on exercise of stock options	2	743	111	1,121	745	112
Net cash used in financing activities	(34,774)	(138,031)	(20,699)	(144,105)	(212,789)	(31,909)

Net decrease in cash and cash equivalents	(327,399)	(146,734)	(22,004)	(594,773)	(885,296)	(132,758)
Cash and cash equivalents at beginning of period	1,835,519	374,740	56,195	2,103,068	1,115,266	167,244
Effect of exchange rate changes on cash and cash equivalents	5,318	3,506	526	5,143	1,542	231
Cash and cash equivalents at end of period	1,513,438	231,512	34,717	1,513,438	231,512	34,717

Interest paid	—	—	—	—	—	—
Income taxes paid	1,104	216	32	3,849	3,544	531

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 8388-3191

Email: qiusr@cninsure.net

Source: CNinsure Inc.